Contact

www.linkedin.com/in/dan-partland-34a0575 (LinkedIn)
www.imdb.com/name/nm0663991/ (Other)

Top Skills

Financial Literacy
Film Industry
Budgeting

Dan Partland

Producer - Executive - Showrunner - Filmmaker
Santa Cruz, California, United States

Summary

Television Executive - Producer and Director of documentary film and television.

Specialties: As Producer/Director of documentaries and reality shows, Partland has been nominated 4 times for the Emmy in Reality Television and won twice.

He has twice been nominated by the Producers Guild for "Non-Fiction Producer of the Year."

Experience

OTHER PICTURES INC.
Owner
1996 - 2021 (25 years)

DOCSHOP, Inc.
"UNFIT: The Psychology of Donald Trump"
January 2020 - December 2020 (1 year)
LA & NY

DOCSHOP Inc. is a multi-platform production company specializing in new non-fiction forms and old-fashioned storytelling.

Executive Producer - Oxygen
"DEATH AT THE MANSION"
January 2019 - December 2019 (1 year)

CNN Archival Series - Executive Producer
"AMERICAN STYLE"
January 2018 - December 2018 (1 year)

NETFLIX DOCUMENTARY SERIES - Executive Producer
"AFFLICTED"
January 2017 - December 2017 (1 year)

Showrunner - Executive Producer - Creator
"AMERICAN RACE"
2017 - 2017 (less than a year)
Doc Shop Productions

Showrunner - CNN
"THE SIXTIES"
January 2014 - December 2014 (1 year)
Herzog & Company

Producer/Director - Wieden + Kennedy - NBC
"RAISING AN OLYMPIAN"
June 2013 - September 2013 (4 months)

Wieden + Kennedy

Executive Producer
6 years 4 months

INTERVENTION - 2009 Emmy Outstanding Reality Series
May 2007 - August 2013 (6 years 4 months)

GRB Entertainment

RELAPSE
2010 - 2011 (1 year)

GRB Entertainment

CONFESSIONS: ANIMAL HOARDING
2009 - 2011 (2 years)

GRB Entertainment

Executive Producer
3 years

DRIVING FORCE
2005 - 2007 (2 years)

A & E Television Networks

GOING HOLLYWOOD
2004 - 2005 (1 year)

3 Ball Entertainment

Supervising Producer
A NIGHTMARE ON ELM STREET: REAL NIGHTMARES

2003 - 2004 (1 year)

New Line Television

Co-Executive Producer
THE RESIDENTS
2001 - 2003 (2 years)

Actual Reality Pictures

Supervising Producer - Director
AMERICAN HIGH
1999 - 2001 (2 years)

Actual Reality Pictures

Producer
THE BALLAD OF RAMBLIN' JACK
1998 - 2000 (2 years)

2000 Sundance Award Winner

Co-Producer
2 years

WELCOME TO THE DOLLHOUSE
1994 - 1996 (2 years)

1996 Sundance Grand Jury Prize Winner

A PERFECT CANDIDATE
1994 - 1996 (2 years)

SXSW, Houston, IFC

Production Manager
MAYSLES FILMS INC.
1992 - 1995 (3 years)

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Education

Wesleyan University
 · (1988 - 1992)

Ridgewood High School